Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	20 August 2009
SIMS METAL MANAGEMENT LIMITED FULL YEAR 2009 EARNINGS UPDATE
On 7 May 2009 the Company issued an earnings update for the nine months ended 31 March 2009 which disclosed net income of $79 million before non-cash goodwill impairment charges of $173 million (which was recorded in the half year results through 31 December 2008).
While results for the financial year ended 30 June 2009 are subject to audit and board approval, indications are that the Company will report full year revenues of approximately $8.6 billion and net income before non-cash goodwill impairment charges of approximately $41 million. This results in a net loss in the Company’s fourth fiscal quarter of approximately $38 million before non-cash goodwill impairment charges.
Non-cash goodwill impairment charges are estimated at $191 million for the full year and approximately $18 million for the fourth fiscal quarter (pre-tax and after-tax). The Company expects atypical items other than non-cash goodwill impairment for the fourth fiscal quarter to approximate $30 million on a pre-tax basis ($18 million on an after-tax basis) as follows:
Asset impairment (other than goodwill) charges including yard closure costs of $11 million
Redundancy accruals of $2 million
Write-off acquisition and other costs incurred in connection with an acquisition of $3 million
Loss on the sale of a non-core operation of $3 million
Sarbanes-Oxley compliance implementation costs of $5 million
Accounts receivable provisions recorded due to changing reimbursement regulations in California affecting Sims Recycling Solutions of $6 million
The underlying net loss for the fourth quarter after adding back non-cash goodwill impairment charges and other atypical items, net of tax, would be approximately $20 million.
The results for the fourth fiscal quarter reflected the continuation during that quarter of weak scrap flows and weak consumer demand for scrap metals attributable to the global financial crisis. Since then, the Company believes business conditions have improved, as evidenced by marked increases in ferrous prices, and improved consumer demand and scrap flows. As such, the Company believes that the currently improved ferrous market conditions should have a favorable impact on results in the first quarter of Fiscal 2010.
The Company will release its 2009 audited results on 28 August 2009 in Australia.

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management Limited (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has more than 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact
Rob Larry
Chief Financial Officer
Tel: +1 312 644 8205

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